

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2020

Daniel Bernstein
President and Chief Executive Officer
Bel Fuse Inc.
206 Van Vorst Street
Jersey City, New Jersey 07302

  Re: Bel Fuse Inc.
    Registration Statement on Form S-3
    File No. 333-239189
    Filed June 15, 2020

Dear Mr. Bernstein:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Thomas Jones at 202-551-3602 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing

cc: Peter H. Ehrenberg, Esq.